UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-35729

JOYY INC.

Building B-1 North Block of Wanda Plaza

No. 79 Wanbo Er Road, Nancun Town

Panyu District, Guangzhou 511442

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

The sale by JOYY Inc. (“JOYY” or the “Company”) of its YY Live business to Baidu, Inc. is substantially completed, with certain customary matters remaining to be completed in the near future.  The transaction was previously announced on November 16, 2020.

On November 18, 2020 a short seller issued a report targeting JOYY. Shortly after the report was issued, the Company’s audit committee commenced an independent review of the allegations raised in the report. With the assistance of independent counsel, working with a team of experienced forensic auditors and data analytics experts, the audit committee conducted a comprehensive review of the allegations related to the YY Live business. The review concluded that the allegations raised and conclusions reached in the report about the YY Live business were not substantiated. As to the handful of claims in the report that did not relate to the YY Live business, the audit committee expects to complete its review in due course.

Safe Harbor Statement
This Form 6-K contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this Form 6-K is as of the date of this Form 6-K, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOYY INC.

By:	/s/ Bing Jin
	Name:	Bing Jin
	Title:	Chief Financial Officer

Date: February 8, 2021